March 19, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-7010

Attn:	Mr. Daniel L. Gordon – Branch Chief
Division of Corporation Finance

Re:	BRE Properties, Inc. (the “Company”) File No. 001-14306 Filed February 17, 2012 Form 10-K for the year ended December 31, 2011

Dear Mr. Gordon:

Please find below our response to the comment letter dated March 13, 2012. Capitalized terms used herein and not defined have the same meaning as defined in the Notes to Consolidated Financial Statements of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Form 10-K for the year ended December 31, 2011

Item 2 – Properties, page 19

1.	We note that you disclose the change in same-store NOI on page 20 and discuss same-store NOI in your earnings release. Please tell us if you consider same-store NOI to be a key performance indicator, and if so, please disclose the measure in your 10-K with a reconciliation to the most comparable GAAP measure in accordance with Item 10(e)of Regulation S-K.

The Company notes that in Footnote 12. Segment Reporting on page 81 it reconciles both same-store and total NOI to Net Income Available to Common Shareholders (the most comparable GAAP measure). In addition, the Company believes that same-store NOI is a key performance indicator and confirms that in future filings it will expand its disclosure to discuss the merits and usefulness of same-store NOI in addition to community and portfolio-wide discussion that currently exists. The Company also confirms that in future filings it will include a reconciliation from same-store NOI to Net Income Available to Common Shareholders in Item 2.

2.	We note that “same-store” properties are defined as properties that have been completed, stabilized and owned by you for at least two twelve month periods. Please revise your disclosure to explain what is meant by “stabilized”.

The Company confirms that in future filings it will define the term “stabilized” in its disclosure as following:

The term stabilized refers to newly completed development properties that have reached a physical occupancy of at least 93%.

In addition the Company will add the definition of “stabilized” to disclosure on Footnote 12. Segment Reporting and discuss why same-store NOI is a useful measure.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 415-445-6530.

Sincerely,

BRE Properties, Inc.

/s/ John A. Schissel
John A. Schissel
Executive Vice President and Chief Financial Officer

cc:	Todd J. Silva, Ernst & Young LLP